Exhibit 4.14

DESCRIPTION OF CAPITAL STOCK

The following summary of the capital stock of the Company is subject in all respects to applicable Delaware law, the Company’s certificate of incorporation and the Company’s bylaws.

The total authorized shares of capital stock of the Company consist of (i) 100 million shares of common stock, par value $0.01 per share, and (ii) 10 million shares of preferred stock, par value $0.01 per share.

The rights of holders of the Company common stock are subject to, and may be adversely affected by, the rights of holders of any Company preferred stock that may be issued in the future.  The Company’s Board is authorized to provide for the issuance from time to time of the Company preferred stock in one or more series and, as to each series, to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions thereof (including but not limited to provisions related to dividends, conversion, voting, redemption and liquidation preference, which may be superior to those of the Company’s common stock).

CH2\23097781.1